

June 19, 2014

Via E-mail
Calvin A. Wallen, III
President and Chief Executive Officer
Cubic Energy, Inc.
9870 Plano Road
Dallas, Texas 75238

> **Re:** **Cubic Energy, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 6, 2014**
> **File No. 333-193298**

Dear Mr. Wallen:

We have limited our review of your amended filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

General

1. You disclose in your Current Report on Form 8-K filed March 28, 2014 that you hired Mr. Pinsonnault as your new Chief Financial Officer. However, we note that he has not signed your registration statement nor any periodic reports filed pursuant to the Exchange Act of 1934. Please advise. Refer to the Instructions as to Signatures in Form S-1. In addition, please file or incorporate by reference your employment agreement with Mr. Pinsonnault as an exhibit to your registration statement. See Item 601(b)(10) of Regulation S-K.

2. We note your disclosure at page 33 that you are authorized to issue one class of up to 400,000,000 common shares. Please file your Certificate of Amendment to the Amended and Restated Certificate of Formation as an exhibit to your registration statement. See Item 601(b)(3)(i) if Regulation S-K.

3.   Currently, your registration statement includes a pro forma balance sheet as of September 30, 2013 and pro forma interim statement of operations for the three months then ended. As requested in prior comment number one from our letter dated May 28, 2014, please update the pro forma interim statement of operations to include results through the most recent date for which a balance sheet is required. Separately, please note that, to the extent the transactions are already reflected in your historical balance sheet, a pro forma balance sheet is not required. See note 2 to Rule 8-01 and Rule 11-02(c)(2)(i) of Regulation S-X

Notes to Financial Statements

Note J-Oil and Gas Reserves Information (Unaudited), page F-29

Proved Reserves, page F-30

4.   We acknowledge your revisions in response to our prior comment 3 in the letter dated May 28, 2014 relating to providing the changes in the total net quantities of your proved reserves by product type represented by the sum of your proved developed and proved undeveloped reserves. However, we note that you present the changes in the net quantities of your natural gas liquids in terms of gallons ("Gals") rather than in terms of barrels. Please revise your disclosure to present the changes relating to your natural gas liquids in barrels to be consistent with the disclosure of the net quantities of your proved developed and proved undeveloped reserves presented on page F-31 of Amendment No. 3 to Form S-1 and to comply with the presentation requirements for liquid reserves under FASB ASC paragraph 932-235-50-9. Please make similar revisions to correct the disclosure in the Notes to Financial Statements in Form 10-K for the Fiscal Year ended June 30, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Gallagher, Staff Accountant, at (202) 551-3706 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director